Mintz & Partners LLP

200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.391.2748
Web site: www.mintzca.com

January 19, 2007

Deliver via email to:
kblackwell@sungoldintl.com

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sir/Madame:

RE: SUNGOLD INTERNATIONAL HOLDINGS CORP.

We have reviewed the Notice of Change of Auditor prepared pursuant to National Instrument 51-102 regarding the resignation of Loewen, Stronach & Co. as auditors of Sungold International Holdings Corp. and our appointment as auditors commencing with the year ending December 31, 2006.

We confirm that we agree with the Notice and understand that Loewen, Stronach & Co. has resigned as auditors and that there were no reservations in their opinion for the year ending December 31, 2005 nor were there any reportable events between Loewen, Stronach & Co. and Sungold International Holdings Corp.

Yours truly,

Mintz & Partners LLP

Per: Steve Callan, CA
Partner

::ODMA\PCDOCS\MINTZ\297528\1

cc: Keith Blackwell, CEO / CFO
Sungold International Holdings Corp.